Exhibit 3.1.4
CERTIFICATE OF AMENDMENT TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
DOXIMITY, INC.
Doximity, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify:
1.The name of the Corporation is Doximity, Inc.
2.The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on April 16, 2010 under the name of 3MD Communications, Inc.
3.That the Board of Directors of the Corporation duly adopted resolutions proposing to amend the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article IV of the Amended and Restated Certificate of Incorporation be deleted and replaced in full with the following:
“The total number of shares of stock that the corporation shall have authority to issue is one hundred thirty-seven million one hundred seventy-four thousand seven hundred ninety (137,174,790), consisting of ninety-nine million (99,000,000) shares of Common Stock, $0.001 par value per share, and thirty-eight million one hundred seventy-four thousand seven hundred ninety (38,174,790) shares of Preferred Stock, $0.001 par value per share. The first Series of Preferred Stock shall be designated “Series A Preferred Stock” and shall consist of thirteen million eight hundred seventeen thousand eight hundred fifty-four (13,817,854) shares. The second Series of Preferred Stock shall be designated “Series B Preferred Stock” and shall consist of thirteen million one hundred fifty-six thousand nine hundred thirty-six (13,156,936) shares. The third Series of Preferred Stock shall be designated “Series C Preferred Stock” and shall consist of eleven million two hundred thousand (11,200,000) shares.”
4.That thereafter said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware by written consent of the stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the General Corporation Law of the State of Delaware with written notice to be given to those stockholders who did not consent as provided in that section.

IN WITNESS WHEREOF, Doximity, Inc. has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by Jeff Tangney, a duly authorized officer of the Corporation, on February 16, 2021.

/s/ Jeff Tangney
Jeff Tangney,
President & Chief Executive Officer